SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               Amendment No. 1 to the Second Amended and Restated
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   143658 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                November 19, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    Exhibit Index on Page 30

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,332,457.34
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  2,332,457.34
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  2,332,457.34

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.0%

      14)   Type of Reporting Person (See Instructions):  PN

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            TAMMS MANAGEMENT CORPORATION


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,332,457.34
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  233,246
ing Person

With              10)   Shared Dispositive Power:  2,099,211.34

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  2,332,457.34

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.0%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            TED ARISON


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Israel

Number of         7)    Sole Voting Power:  55,187,142
Shares Bene-
ficially          8)    Shared Voting Power:  522,094
Owned by

Each Report-      9)    Sole Dispositive Power:  55,187,142
ing Person

With              10)   Shared Dispositive Power:  522,094

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  55,709,236

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [X]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  23.3%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            ARISON FOUNDATION, INC.


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Florida

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  -0-

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                   0%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            CONTINUED TRUST FOR MICHAEL ARISON


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  2,000,000
ing Person

With              10)   Shared Dispositive Power:  379,504.68

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  2,379,504.68

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.0%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            SHARI ARISON IRREVOCABLE GUERNSEY TRUST


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Guernsey,
            Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  3,551,354

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  3,551,354

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.5%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            CONTINUED TRUST FOR SHARI ARISON DORSMAN


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  2,000,000
ing Person

With              10)   Shared Dispositive Power:  379,504.66

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  2,379,504.66

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.0%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI
            NO. 1


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Jersey,
            Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  15,042,858

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  15,042,858

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  6.3%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  1,200,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  1,200,000
ing Person

With              10)   Shared Dispositive Power:  500,000

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  1,700,000

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                   .7%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            CONTINUED TRUST FOR MICKY ARISON


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  1,479,504.66
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  1,479,504.66
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  1,479,504.66

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                   .6%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            MICKY ARISON


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  United
            States

Number of         7)    Sole Voting Power:  3,451,354
Shares Bene-
ficially          8)    Shared Voting Power: 0
Owned by

Each Report-      9)    Sole Dispositive Power:  3,451,354
ing Person

With              10)   Shared Dispositive Power:  0

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  3,451,354

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [X]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.4%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            THE TED ARISON CHARITABLE TRUST


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Jersey,
            Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  -0-

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                   0%

      14)   Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            A.H.W. LIMITED


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Guernsey,
            Channel Islands

Number of         7)    Sole Voting Power:    -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:      3,551,354

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  3,551,354

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.5%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            ANDREW H. WEINSTEIN


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  United
            States

Number of         7)    Sole Voting Power:  15,042,858
Shares Bene-
ficially          8)    Shared Voting Power:  7,938,514
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  26,532,726

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  26,532,726

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  11.1%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            TAF MANAGEMENT COMPANY


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  7,938,514
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  7,938,514

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  7,938,514

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  3.3%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            KENTISH LIMITED


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  Isle of
            Man, United Kingdom

Number of         7)    Sole Voting Power:  15,042,858
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  15,042,858

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  15,042,858

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  6.3%

      14)   Type of Reporting Person (See Instructions):  C0

CUSIP No. 143658 10 2

      1)    Names of Reporting Persons S.S. or I.R.S.
            Identification Nos. of Above Persons:
            SHARI ARISON


      2)    Check the Appropriate Box if a Member of a Group
            (See Instructions)
            (a)   [  ]
            (b)   [ X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not
            Applicable

      5)    Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [  ]

      6)    Citizenship or Place of Organization:  United
            States and Israel

Number of         7)    Sole Voting Power:  3,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  3,000,000

      11)   Aggregate Amount Beneficially Owned by Each
            Reporting Person:  3,000,000

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions) [  ]


      13)   Percent of Class Represented by Amount in Row
            (11):
                                  1.3%

      14)   Type of Reporting Person (See Instructions):  IN

            The Second Amended and Restated Joint Statement on Schedule 13D dated April 23, 1996 (the "Schedule 13D"), of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, Ted Arison, Arison Foundation, Inc., the Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, the Marilyn B. Arison Irrevocable Delaware Trust, the Continued Trust for Micky Arison, Micky Arison, the Ted Arison Charitable Trust, A.H.W. Limited, Andrew H. Weinstein, TAF Management Company and Kentish Limited is hereby amended as follows:

Item 2      Identity and Background
------      -----------------------
            Item 2 is hereby amended by the addition thereto of the following:

            "Shari Arison is hereby added as a Reporting
         Person to the Schedule 13D. Shari Arison is a citizen of both the United States and Israel."

Item 4      Purpose of Transaction.
------      -----------------------
            Item 4 is hereby amended by the addition thereto of the following:

            "Since the last report, the Reporting Persons have sold 21,845,000 shares of Class A Common Stock. This was accomplished by an underwritten public offering by Ted Arison, the Arison Foundation, Inc. and the Royal Bank of Scotland Trust Company (Jersey) Limited, as Trustee for the

Ted Arison Charitable Trust, of 16,770,000 shares, 3,175,000 shares and 1,900,000 shares, respectively, of Class A Common Stock for $29.50 per share to the public (less an underwriting discount of $0.89 per share).
            The sale of shares by the Reporting Persons in the November 1996 Transactions (as defined below in "Interest in Securities of the Issuer") were effected for certain estate planning, investment and other related purposes. None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer."

Item 5      Interest in Securities of the Issuer.
------      -------------------------------------
            Item 5 is hereby amended by the addition thereto of the following:
            "On November 19, 1996, Ted Arison, the Arison Foundation, Inc., and the Royal Bank of Scotland Trust Company (Jersey) Limited, as Trustee for the Ted Arison Charitable Trust sold 13,416,000 shares, 2,540,000 shares and 1,520,000 shares, respectively, of Class A Common Stock of Carnival Corporation to certain U.S. Underwriters pursuant to the Underwriting Agreement (U.S. Version) dated as of November 13, 1996 among the Issuer, the Selling Shareholders and Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several U.S. underwriters named in Schedule II thereto (collectively, the

"U.S. Underwriters"), for the purchase price of $29.50 per share to the public (less an underwriting discount of $0.89 per share). Also on November 19, 1996, Ted Arison, the Arison Foundation, Inc. and the Royal Bank of Scotland Trust Company (Jersey) Limited, as Trustee for the Ted Arison Charitable Trust sold 3,354,000 shares, 635,000 shares, and 380,000 shares of Class A Common Stock of Carnival Corporation to certain international underwriters pursuant to the Underwriting Agreement (International Version) dated as of November 13, 1996 among the Issuer, the Selling Shareholders and Goldman, Sachs International, Bear, Stearns International Limited, Lehman Brothers International (Europe) and Merrill Lynch International as representatives of the several International Underwriters named in Schedule II thereto (collectively, the "International Underwriters"), for a purchase price of $29.50 per share to the public (less an underwriting discount of $0.89 per share). The aggregate net cash proceeds to Ted Arison, the Arison Foundation, Inc. and the Royal Bank of Scotland Trust Company (Jersey) Limited, as Trustee for the Ted Arison Charitable Trust were $479,789,700, $90,836,750 and $54,359,000 respectively.
            The foregoing transactions are referred to herein as the "November 1996 Transactions".
            Following the November 1996 Transactions, Ted Arison beneficially owns an aggregate of 55,709,236 shares of Class A Common Stock (approximately 23.3% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996), 55,187,142 of which he holds directly, and 522,094 of which he owns beneficially by virtue of his interests in TAMMS L.P. Ted Arison has sole voting and dispositive power over the 55,187,142 shares of Class A Common Stock he holds directly.
            Because of his controlling interest in TAMMS L.P.(through TAMMS Corp.), Ted Arison may be deemed to share dispositive and voting power over, and beneficially own, all of the 2,332,457.34 shares of Class A Common Stock beneficially owned by TAMMS L.P.; however, Ted Arison disclaims beneficial ownership of 1,810,363.34 of such shares which are beneficially owned by the limited partners of TAMMS L.P. (other than TAMMS Corp.). Accordingly, Ted Arison has only reported beneficial ownership of 522,094 shares of Class A Common Stock held by TAMMS L.P.
            Following the November 1996 Transactions, the Arison Foundation, Inc. does not beneficially own any shares of Class A Common Stock.
            Following the November 1996 Transactions, the Ted Arison Charitable Trust does not beneficially own any shares of Class A Common Stock.
            The Shari Arison Guernsey Trust beneficially owns an aggregate of 3,551,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996), 3,000,000 of which it owns directly and 551,354 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all the 3,551,354 shares of Class A Common Stock.
            A.H.W. Limited beneficially owns an aggregate of 3,551,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996), by virtue of being the trustee of the Shari Arison Irrevocable Guernsey Trust. A.H.W. Limited has shared dispositive power over 3,000,000 shares of Class A Common Stock directly held by the Shari Arison Irrevocable Guernsey Trust and also over 551,354 shares of Class A Common Stock held by TAMMS L.P. A.H.W. Limited disclaims beneficial ownership of all such 3,551,354 shares.
            Andrew H. Weinstein beneficially owns an aggregate of 26,532,726 shares of Class A Common Stock (approximately 11.1% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996), by virtue of being the sole shareholder of A.H.W. Limited, the trustee of the Shari Arison Irrevocable Guernsey Trust, and of TAF Management, the trustee of the Continued Trust for Michael Arison, the Continued Trust for Shari Arison Dorsman, the Continued Trust for Micky Arison and the Marilyn Arison Irrevocable Delaware Trust and of Kentish Limited, the protector of the Ted Arison 1994 Irrevocable Trust for Shari No. 1. Mr. Weinstein may be deemed to share voting power with respect to 7,938,514(approximately 3.3% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996) by virtue of being sole shareholder of TAF Management, the trustee of the Continued Trust for Michael Arison, the Continued Trust for Shari Arison Dorsman, the Continued Trust for Micky Arison and the Marilyn Arison Irrevocable Delaware Trust. Andrew H. Weinstein, as the sole shareholder of Kentish Limited, may be deemed to have sole voting power over the 15,042,858 shares of Class A Common Stock held by the Shari Arison 1994 Irrevocable Trust No. 1. Mr. Weinstein may be deemed to share dispositive power over all such 26,532,726 shares of Class A Common Stock, by virtue of being the sole shareholder of A.H.W. Limited, the trustee of the Shari Arison Irrevocable Guernsey Trust, and of TAF Management, the trustee of the Continued Trust for Michael Arison, the Continued Trust for Shari Arison Dorsman, the Continued Trust for Micky Arison and the Marilyn Arison Irrevocable Delaware Trust and of Kentish Limited, the protector of the Ted Arison 1994 Irrevocable Trust for Shari No. 1. Mr. Weinstein disclaims beneficial ownership of all such 26,532,726 shares of Class A Common Stock.

            Shari Arison beneficially owns 3,000,000 shares of Class A Common Stock (approximately 1.3% of the total number of shares of Class A Common Stock outstanding as of

November 20, 1996) directly held by the Shari Arison Irrevocable Guernsey Trust. Shari Arison has sole voting power with respect to 3,000,000 shares directly held by the Shari Arison Irrevocable Guernsey Trust and shared dispositive power with respect to such shares.
            The Reporting Persons, as a group, beneficially own an aggregate of 85,693,316 shares of Class A Common Stock (approximately 35.8% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Class A Common Stock.
            Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Class A Common Stock.
            Except for the November 1996 Transactions, the Reporting Persons have effected no transactions in shares of Class A Common Stock during the past 60 days."

Item 6.     Contracts, Arrangements, Understandings or Relationships with
-------     -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------


            Item 6 is hereby amended by the addition of the following:

                  "In October 1996, Barnett Bank of South Florida, N.A. ("Barnett") and Micky Arison amended and restated the pledge agreement entered into in August 1995 in connection with an increase in the maximum amount of Barnett's loan to Carnival Air Lines, Inc. Pursuant to the amended and restated pledge agreement, Micky Arison pledged 1,200,000 shares of Class A Common Stock as collateral for the loan. Micky Arison agreed to pledge upon demand of Barnett additional shares of Class A Common Stock if the aggregate market value of the securities falls below certain levels as specified in the amended and restated pledge agreement."

Item 7      Material to be Filed as Exhibits.
------      ---------------------------------
            Item 7 is hereby amended by the addition thereto of the following:

      Exhibit 8 Joint Filing Agreement, dated as of December 5, 1996, among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Micky Arison Continued Trust, the Shari Arison Continued Trust, the Shari Arison Guernsey Trust, the Marilyn Arison Delaware Trust, A.H.W. Limited, Andrew H. Weinstein, TAF Management, the Ted Arison Charitable Trust, Micky Arison, the Arison Foundation, Inc., the Shari Arison Trust No. 1, Kentish Limited and Shari Arison.

      Exhibit 9 Amended and Restated Stock Pledge Agreement between Barnett Bank of South Florida, N.A.
                 and Micky Arison, dated as of October 2, 1996.

                                   Signatures

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: December 5, 1996

SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, A.H.W.
LIMITED, TRUSTEE

By: /s/ R.J. Banfield
   --------------------------
R.J. Banfield, Director

MARILYN B. ARISON IRREVOCABLE
DELAWARE TRUST, TAF
MANAGEMENT COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee

A.H.W. LIMITED

By: /s/ R.J. Banfield
   --------------------------
R.J. Banfield, Director


/s/ Andrew H. Weinstein
-----------------------------
Andrew H. Weinstein


/s/ Shari Arison
-----------------------------
Shari Arison


TAF MANAGEMENT COMPANY

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer


ARISON FOUNDATION, INC.

By: /s/ Shari Arison
   --------------------------
Shari Arison


TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:  TAMMS MANAGEMENT
      CORPORATION
      Managing General Partner

By: /s/ Micky Arison
   --------------------------
    Micky Arison, President


TAMMS MANAGEMENT CORPORATION

By: /s/ Micky Arison
   --------------------------
    Micky Arison, President


/s/ Ted Arison
-----------------------------
Ted Arison

/s/ Micky Arison
-----------------------------
Micky Arison

CONTINUED TRUST FOR MICHAEL
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee


CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee


CONTINUED TRUST FOR SHARI
ARISON DORSMAN, TAF
MANAGEMENT COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee


THE TED ARISON CHARITABLE
TRUST, THE ROYAL BANK OF
SCOTLAND TRUST COMPANY
(JERSEY) LIMITED, TRUSTEE


    /s/ S.A. Coughlan
By: /s/ L.J. Allam
   --------------------------
S.A. Coughlan
L.J. Allam


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,
TRUSTEE


    /s/ Debbie Masters
By: /s/ Rob Vincent
   --------------------------
Debbie C. Masters, Director
Rob Vincent, Assistant Secretary

KENTISH LIMITED



By: /s/ Philip Scales
   --------------------------
Philip Scales

                                INDEX TO EXHIBITS



                                                                     Page No. in
                                                                      Sequential
                                                                       Numbering
Exhibits                                                                System
--------                                                                ------
   8      Joint Filing Agreement, dated as of December 5, 1996,           31
          among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael
          Arison Continued Trust, the Micky Arison Continued Trust, the Shari Arison Continued Trust, the Shari Arison Guernsey
          Trust, the Marilyn Arison Delaware Trust, A.H.W. Limited,
          Andrew H. Weinstein, TAF Management, the Ted Arison
          Charitable Trust, Micky Arison, Arison Foundation, Inc., the
          Shari Arison Trust No. 1, Kentish Limited and Shari Arison.

   9      Amended and Restated Stock Pledge Agreement between Barnett     33
          Bank of South Florida, N.A. and Micky Arison, dated as of
          October 2, 1996.

                                    EXHIBIT 8

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment or amendments to the Second Amended and Restated Joint Statement on Schedule 13D dated April 23, 1996. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 5th day of December, 1996.

SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, A.H.W.
LIMITED, TRUSTEE

By: /s/ R.J. Banfield
   --------------------------
R.J. Banfield, Director


MARILYN B. ARISON IRREVOC
ABLE DELAWARE TRUST, TAF
MANAGEMENT COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch (Jr.)
Secretary and Treasurer of Corporate Trustee


A.H.W. LIMITED

By: /s/ R.J. Banfield
   --------------------------
R.J. Banfield, Director


/s/ Andrew H. Weinstein
-----------------------------
Andrew H. Weinstein


Shari Arison
-----------------------------
Shari Arison





TAF MANAGEMENT COMPANY

By: /s/ Denison H. Hatch
   --------------------------
Secretary & Treasurer


ARISON FOUNDATION, INC.

By: /s/ Shari Arison
   --------------------------
Shari Arison, President


TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:   TAMMS MANAGEMENT
      CORPORATION
      Managing General
      Partner

By: /s/ Micky Arison
   --------------------------
Micky Arison, President


TAMMS MANAGEMENT CORPORATION

By: /s/ Micky Arison
   --------------------------
      Micky Arison, President


Ted Arison
-----------------------------
Ted Arison


/s/ Micky Arison
-----------------------------
Micky Arison



CONTINUED TRUST FOR MICHAEL
ARISON, TAF MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee

CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee


CONTINUED TRUST FOR SHARI
ARISON DORSMAN, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch
   --------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer of Corporate Trustee


THE TED ARISON CHARITABLE
TRUST, THE ROYAL BANK OF
SCOTLAND TRUST COMPANY (JERSEY)
LIMITED, TRUSTEE


    /s/ S.A. Coughlan
By: /s/ L.J. Allam
   ---------------------------
S.A. Coughlan
L.J. Allam


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,
TRUSTEE


    /s/ Debbie Masters
By: /s/ Rob Vincent
   --------------------------
Debbie C. Masters, Director
Rob Vincent, Assistant Secretary


KENTISH LIMITED



By: /s/ Philip Scales
   --------------------------
Philip Scales, Director